

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Mihir Shah
Chief Financial Officer
Oncology Institute, Inc.
18000 Studebaker Road, Suite 800
Cerritos , California 90703

Re: Oncology Institute, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 001-39248

Dear Mihir Shah:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Exhibits 31

1. We note the Rule 13a–14(a)/15d–14(a) certifications included in Exhibits 31 omit paragraph 4(b), which refers to the design of internal control over financial reporting. Please amend your Form 10-K to include certifications containing the language precisely as set forth in Item 601(b)(31)(i) of Regulation S-K. Your amendment may include the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certification. Refer to Question 246.13 of the Regulation S-K C&DIs for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services